SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

----------------

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __________ )*

IWI HOLDING LIMITED

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

G49864104

(CUSIP Number)

Timothy S. Downer

Chief Financial Officer

JK Advisers Hedge Fund LLC

3027 E. Sunset Road, Suite 203

Las Vegas NV 89120

Phone: 800 256 1206

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G49864104

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JK Advisers Hedge Fund LLC

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)    [_]

(b)    [_]

3

SEC USE ONLY

4

SOURCE OF FUNDS*

OO: Funds invested by members of this limited liability company.

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)       [_]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of

7

SOLE VOTING POWER:  2,750,990

Shares Bene-

ficially Owned

8

SHARED VOTING POWER:  0

By each

Reporting

9

SOLE DISPOSITIVE POWER:  918,750

Person with

10

SHARED DISPOSITIVE POWER:  0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,750,990

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES*      [_]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%

14

TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock") of IWI Holding Limited, a British Virgin Islands Corporation (the Company").  The Company's principal executive offices are located at Dawson Building, Roadtown, Tortola, British Virgin Islands.

Item 2.

Identity and Background

(a)

This statement is filed by JK Advisers Hedge Fund LLC (“Reporting Person");

(b)

The address of the Reporting Person is 3027 E. Sunset Road, Suite 203, Las Vegas NV 89120, telephone 800 256 1206;

(c)

The Reporting Person is a private investment fund with less than 99 members. None of the members beneficially owns more than 10% of fund interests, and therefore none is entitled to receive or direct the receipt of dividends or direct the proceeds of sale of more than 5% of the common stock of the Company;

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)

The citizenship of the Reporting Person is not supplied because Reporting Person is not a natural person.

Item 3.

Source and Amount of Funds or Other Consideration

The 918,750 shares of common stock were acquired for $350,000 paid in cash to the former holder, Bamberg Company Limited.

Item 4.

Purpose of Transaction

The purpose of the acquisition of the shares of common stock, and the proxy with respect to the Preferred Stock,  reported herein by the Reporting Person was for investment and in connection with obtaining control of the Company. In connection with the acquisition, the Reporting Person will designate its nominee as the sole member of the Board of Directors of the Company.

(a)

The Reporting Person has no present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

The Reporting Person plans to cause the Company to dispose of its sole operating subsidiary, Imperial World, Inc. and to seek for a merger or acquisition that will be beneficial to the shareholders of the Company;

(c)

The Reporting Person plans to cause the Company to dispose of its sole operating subsidiary, Imperial World, Inc.;

(d)

The Reporting Person intends to place its nominee as the sole member of the Board of Directors;

(e)

The Reporting Person has no present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)

The Reporting  Person has no present  plans or proposals that relate to or would result in any other material  change in the issuer's business or corporate  structure, except as described above;

(g)

The Reporting Person has no present plans or proposals that relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

The Reporting Person has no present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

The Reporting Person has no present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

The Reporting Person has no present plans or proposals that relate to or would result in any action similar to any of those enumerated above, except that it intends to cause the Company to increase the number of authorized shares of Common Stock from 10,000,000 to 100,000,000 so as to provide the requisite shares for an acquisition. No acquisition target has been identified.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial and direct owner of an aggregate of 918,750 shares of common stock of the Company and has sole voting and investment power with respect thereto. The Company had 2,554,700 shares of common stock outstanding and 3,664,480 shares of Preferred Stock (each with one-half voting rights per share) as of December 31, 2007. The Reporting Person has been granted a proxy with respect to the Preferred Stock.  Based on that reported number of shares of common and preferred stock outstanding, the Reporting Person has beneficial ownership of approximately 36.0% of the outstanding shares of common stock and 21.0% of the voting rights; the proxy on the Preferred Stock provides the Reporting Person an additional 41.64% in voting rights.

(b)

The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 918,750 shares of common stock, and the power to vote the Preferred Stock.

(c)

Not applicable.

(d)

The Reporting Person is a private investment fund with less than 99 members. None of the members beneficially owns more than 10% of fund interests, and therefore none is entitled to receive or direct the receipt of dividends or direct the proceeds of sale of more than 5% of the common stock of the Company. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above,  to the best knowledge of the Reporting  Person, there are no contracts, arrangements,  understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures,  loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom  such  contracts, arrangements, understandings or relationships have been entered into.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Stock Purchase Agreement dated December 31, 2007, between the Reporting Person and Bamberg Company Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2008

 /s/ Timothy S. Downer

Timothy S.Downer, Chief Financial Officer, JK Advisers LLC, managing member.